EXHIBIT 99.12






                                Banro Corporation
                                Consolidated Financial Statements
                                March 31, 2003
                                (Expressed in U.S. dollars)

                                                               Banro Corporation
                                               Consolidated Financial Statements
                                                                  March 31, 2003
                                                     (Expressed in U.S. dollars)







                                                                        Contents
================================================================================

Consolidated Financial Statements


   Balance Sheets                                                              1

   Statements of Operations and Deficit                                        2

   Statements of Cash Flows                                                    3

   Summary of Significant Accounting Policies                                4-6

   Notes to Financial Statements                                            7-13

================================================================================
                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)


                                                  March 31, 2003    December 31,
                                                     (unaudited)            2002
--------------------------------------------------------------------------------
Assets

Current
   Cash                                           $    1,275,309   $  1,228,005
   Accounts receivable and other assets                   20,220         40,571
   Amounts due from related parties                      414,058        317,108
                                                  ------------------------------

                                                       1,709,587      1,585,684
Notes receivable                                         208,000        208,000
Investment                                               946,287        930,673
Property, plant and equipment                            100,828        111,619
                                                  ------------------------------

                                                  $    2,964,702   $  2,835,976
================================================================================

Liabilities and Shareholders' Equity

Current
   Accounts Payable                               $       30,044   $     80,902
   Amount due to related party                                 -          4,912
                                                  ------------------------------

                                                          30,044         85,814
                                                  ------------------------------
Shareholders' Equity
   Share capital                                      39,173,793     39,173,793
   Stock options                                          36,575         29,816
   Deficit                                          (36,275,710)   (36,453,447)
                                                  ------------------------------

                                                       2,934,658      2,750,162
                                                  ------------------------------

                                                  $    2,964,702   $  2,835,976
================================================================================

================================================================================
                                                               Banro Corporation
                              Consolidated Statements of Operations and Deficits
                                      Three Months ended March 31, 2003 and 2002
                                                     (Expressed in U.S. dollars)



                                                 2003                2002
--------------------------------------------------------------------------------

Expenses
   Professional fees                         $      34,085        $      59,645
   Consulting fees                                  58,873               67,036
   Office and sundry                                29,508               28,135
   Salary                                           66,655               15,324
   Travel and promotion                             38,591               21,601
   Shareholder relations                             5,352               13,941
   Management fees                                   1,999                1,999
   Interest and bank charges                           824                  477
   Amortization                                     10,791               12,951
   Foreign exchange loss                         (138,845)                7,497
                                              ----------------------------------
                                                 (107,833)            (228,606)
Interest income                                      5,607                   37
                                              ----------------------------------

Loss from operations                             (102,226)            (228,569)

Equity share of loss of BRC Development           (19,093)              (9,484)
Miscellaneous income earned                        299,056                    -
                                              ----------------------------------

Net earnings (loss) for the period                 177,737            (238,053)

Deficit, beginning of the period              (36,453,447)         (35,047,729)
                                              ----------------------------------

Deficit, end of the period                   $(36,275,710)        $(35,285,782)
================================================================================

Earnings (loss) per share                    $        0.01        $      (0.03)
================================================================================

                                       2


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================================================================================
                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                      Three Months ended March 31, 2003 and 2002
                                                     (Expressed in U.S. dollars)

                                                    2003             2002
--------------------------------------------------------------------------------

Cash provided by (used in)


Operating activities
   Net earnings (loss) for the period            $     177,737   $    (238,053)
   Adjustments to reconcile loss to net cash
      Provided by operating activities
          Equity loss                                   19,093            9,484
          Value of options issued                        6,759                -
          Amortization                                  10,791           12,951
   Changes in non-cash working capital balances
          Accounts receivable                           20,351            3,734
          Accounts payable                            (50,858)        (233,872)
                                                 -------------------------------

                                                       183,873         (445,756)
                                                 -------------------------------
Investing activities
   Advances to BRC Development                        (34,707)                -
                                                 -------------------------------

                                                      (34,707)              -
                                                 -------------------------------

Financing activities
   Due to/from related parties                       (101,862)          (9,313)
   Common shares and warrants issued for cash                -          566,581
                                                 -------------------------------

                                                     (101,862)          557,268
                                                 -------------------------------

Net increase (decrease) in cash during the
  period                                                47,304          111,512

Cash, beginning of the period                        1,228,005           14,537
                                                 -------------------------------

Cash, end of the period                          $   1,275,309   $      126,049
================================================================================




                                       3


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================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

Nature of Business  Banro Corporation's (the "Company") business focus is in the exploration and development of mineral properties in the Democratic Republic of the Congo (the "Congo").

Principles of       The consolidated  financial  statements include the accounts
 Consolidation      of the Company,  its  wholly-owned  subsidiary in the United
                    States, Banro American Resources Inc., and its 93% owned subsidiary, societe Aurifere du Kivu et du Maniema S.A.R.L.
                    (Sakima), in the Congo. The Congolese government holds the remaining 7% ownership interest of Sakima.

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, plant     Property   plant  and   equipment   is   recorded  at  cost.
 and equipment      Amortization is recorded as follows:

                    Office furniture 20% declining balance and fixtures basis Office equipment Straight line over four years
                    Leasehold
                     improvements     Straight line over five years

Foreign Currency    These  consolidated  financial  statements  are expressed in
 Translation        United States dollars. For integrated  operations,  monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

                    For the self-sustaining operation, all assets and liabilities are translated at spot rates of exchange and revenue and expense items are translated at historical exchange rates in effect on the dates of the transactions. Currency translation adjustments are disclosed as a separate component of shareholders' equity. There was no cumulative translation adjustment at year-end. Realized exchange gains and losses are included in the consolidated statements of operations.


                                       4


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================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

Deferred            Exploration costs relating to mineral  properties and rights
 Exploration        are  deferred  and  carried as an asset until the results of
 Expenditures       the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired;
                    those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has one stock option plan, which is described in
                    Note 6(d).  The Company has elected to follow the  intrinsic method of accounting for stock options granted to directors, officers and employees  whereby no  compensation  expense is recorded in the financial statements. Any consideration paid by  directors,  officers and  employees on exercise of stock options or purchases of shares is credited to share capital.
                    However,  additional disclosure of the effects of accounting for  stock-based  compensation  to  directors,  officers and employees  as  compensation  expense,  using the fair  value method, is disclosed as pro-forma information.  Compensation
                    expense  on  stock  options  granted  to   non-employees  is
                    recorded as an expense in the period the options are vested using the fair value method.

Financial           Unless otherwise noted, it is management's  opinion that the
 Instruments        company is not exposed to significant interest,  currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax losses are offset by valuation allowances to the extent that they are not more likely not to be realized.


                                       5


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================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

Use of Estimates    The  preparation  of  consolidated  financial  statements in
                    conformity  with  Canadian  generally  accepted   accounting
                    principles   requires   management  to  make  estimates  and
                    assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.




















                                       6


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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

1.   Interest in Sakima
--   ------------------

     On July 31, 1998 the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company disputes the validity of the Congolese government actions and is vigourously pursuing resolution of the disputes through legal procedures.

     On April 19, 2002 the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30-year mining convention. The government of the Congo retains 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

     The major components relating to Sakima included in the consolidated balance sheet are as follows:

                                                03/31/2003         12/31/2002
                                            ------------------------------------

     Current assets                         $         2,916    $          34,031
                                            ------------------------------------
     Net assets                             $         2,916    $          34,031
                                            ====================================

--------------------------------------------------------------------------------

2.   Note Receivable
--   ---------------

     The note, receivable from a shareholder of the Company, is secured by a pledge of marketable securities with a market value at March 31, 2003 of $67,433 and bears interest at 4% per annum. The principal and interest accrued thereon is due on November 30, 2004.



                                       7


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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

3.   Investment
--   ----------

     The Company owns 3,500,000 common shares, representing 41.54% equity interest, in BRC Development Corporation (BRC) with a quoted market value of approximately $358,678 at March 31, 2003 (December 31, 2002 - $333,000).
     On November 29, 2002 the Company acquired, by way of private placement 1,500,000 common shares of BRC at a price of Cdn. $0.20 per share.

     BRC is a corporation formed under the laws of the Province of Ontario whose principal business is the acquisition and exploration of mineral properties in Canada.

     The Company's investment in BRC is summarized as follows:

                                                      03/31/2003      12/31/2002

           Equity Investment, beginning of period    $   502,968     $   367,024
           Acquisitions                                        -         192,765
                                                     ---------------------------
                                                         502,968         559,789
           Share of equity loss                         (19,093)        (56,821)
                                                     ---------------------------

           Equity investment, end of period              483,875         502,968
           Amount due from BRC                           462,412         427,705
                                                     ---------------------------
                                                     $   946,287     $   930,673
                                                     ===========================

     The amount due from BRC is unsecured, non-interest bearing and is due on demand.

     Subsequent to the period end, on May 6, 2003 the Company received full payment of the $462,412 advance outstanding at March 31, 2003 from BRC Development Corporation.

--------------------------------------------------------------------------------

4.   Property, Plant and Equipment
--   -----------------------------

     March 31, 2003

                                                    Accumulated
                                              Cost  Amortization  Net Book Value

          Office furniture and fixtures   $ 18,254  $     11,149  $        7,105
          Office equipment                 103,019        62,169          40,850
          Leasehold improvement            105,746        52,873          52,873
                                          --------------------------------------
                                          $227,019  $    126,191  $      100,828
                                          ======================================






                                       8


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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

4.   Property, Plant and Equipment - (continued)
--   -------------------------------------------

     December 31, 2002
                                                    Accumulated
                                              Cost  Amortization  Net Book Value

      Office furniture and fixtures       $ 18,254  $     10,775  $        7,479
      Office equipment                     103,019        57,039          45,980
      Leasehold improvement                105,746        47,586          58,160
                                          --------------------------------------

                                          $227,019  $    115,400  $      111,619
                                          ======================================

5.   Deferred Exploration Expenditures and Mineral Rights
--   ----------------------------------------------------

                                                                      Cumulative
                                                                  from inception
                                                                   in April 1994

     Deferred Exploration
     Exploration cost                                             $   16,158,080
     Amortization                                                         30,851
                                                                  --------------

     Net expenditure                                                  16,188,931
     Effect of exchange rate change                                        2,511
                                                                  --------------

                                                                      16,191,442
     Write-off                                                      (16,191,442)
                                                                  --------------

     Balance - end of period                                      $            -
                                                                  ==============

     Mineral rights

     Mineral rights                                               $    9,681,194
     Write-off                                                       (9,681,194)
                                                                  --------------

     Balance - end of period                                      $            -
                                                                  ==============

     Because of the events referred to in Note 1, the mineral rights and deferred exploration expenditures were written off in 2000. For the periods ended March 31, 2003 and December 31, 2002 the Company has not capitalized any costs related to the Congo mineral properties.


                                       9


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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

6.   Share Capital
--   -------------

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series

     (b)  Issued Share Capital- Common Shares

                                     March 31, 2003        December 31, 2002
                                   --------------------  -----------------------
                                   Number of              Number of
                                      shares      Amount     shares       Amount

          Balance -
            Beginning of period    9,886,594 $39,173,793  7,472,844  $35,996,713
          Exercise of stock options        -           -     38,750       22,710
          Exercise of warrants             -           -    425,000      125,502
          Issued during the year           -           -  1,950,000    3,028,868
                                   --------------------- -----------------------

          Balance - End of period  9,886,594 $39,173,793  9,886,594  $39,173,793
                                   =====================  ======================


     (i). On January 24, 2002, the Company issued by way of private placement 350,000 units of the Company at a price of Cdn. $0.70 per unit for cash proceeds of Cdn. $245,000 (US $152,886). Each unit consists of one common share of the Company and one nontransferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $0.80 for a period of two years.

     (ii).On March 25, 2002, the Company completed a non-brokered arm's length private placement of 500,000 common shares of the Company at a price of Cdn. $1.30 per share for cash proceeds of Cdn. $650,000 (US $408,703).

     (iii). On April 22, 2002, the Company completed a non-brokered arm's length private placement of 100,000 units of the Company at a price of Cdn. $1.50 per unit for cash proceeds of Cdn. $150,000 (US $94,067). Each unit consists of one common share of the Company and one non-transferable warrant. Each such warrant entitles the holder thereof to purchase one common share of the Company at a price of Cdn. $1.80 for a period of two years.

     (iv).On May 21, 2002, the Company completed a non-brokered arm's length private placement of 1,000,000 common shares of the Company at a price of Cdn. $3.65 per share for cash proceeds of Cdn. $3,650,000 (US $2,373,212).



                                       10


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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)
--   ---------------------------

     c)   Warrants


          The following table summarizes information about warrants outstanding and exercisable at March 31, 2003 and December 31, 2002

                                                Exercise
                                     Number        Price
            Date of grant       outstanding        Cdn $        Expiry date

                 12/13/01           400,000        $0.70           12/13/03
                 01/24/02           350,000        $0.80           01/24/04
                 04/22/02           100,000        $1.80           04/22/04
                               --------------------------

                                    850,000
                               ==========================

     d)   Stock Options

          In 2001, the Company established an incentive Stock Option Plan under which nontransferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company.

          Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at March 31, 2003 the Company had 744,250 stock options outstanding to acquire common shares at a weighted-average price of Cdn. $0.82 per share, expiring at various dates between January 2004 and January 2007.

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at March 31, 2003:


                                    Options Outstanding and Exercisable
                             ---------------------------------------------------

                         Number    Options     Options      Number     Options
                      Outstand-    Granted   Exercised   Outstand-    Exercis-    Exercise
          Date of        ing at     During  Expired or      ing at     able at       Price      Expiry
            Grant      12/31/02   the Year   Forfeited    03/31/03    03/31/03      Cdn. $        Date
          01/31/01      396,250          -           -     396,250     396,250    $   0.60    01/31/04
          01/31/01       30,000          -           -      30,000      30,000        1.00    01/31/04
          10/12/01       40,000          -           -      40,000      30,000        0.60    10/12/04
          01/08/02      223,000          -           -     223,000     111,500        0.80    01/08/07
          04/03/02       25,000          -           -      25,000      12,500        1.70    04/03/04
          04/26/02       30,000          -           -      30,000      15,000        3.30    04/26/04
                      --------------------------------------------------------
                        744,250          -           -     744,250     595,250
                      ========================================================


                                       11


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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

6.   Share Capital - (continued)
--   ---------------------------

     (d)  Stock Options - (continued)

          2002

          The weighted average grant-date fair value of 178,000 stock options granted to employees, directors and officers during 2002 was $58,822. No compensation cost was recognized in the income statement for these stock options. Had the fair value of these options been expensed, the loss for the year would be $1,464,540 and the loss per share would be $0.16.

          During 2002, the Company issued a total of 110,000 stock options to consultants and other service providers, of which 10,000 were exercised on January 26, 2002 and 45,000 were exercisable as at December 31, 2002. The weighted average grant-date fair value of these vested stock options was $33, 705. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          2003

          As at March 31, 2003, the weighted average grant-date fair value of 42,000 vested stock options previously granted to employees, directors and officers was $17,469. No compensation cost was recognized in the income statement for these stock options. Had the fair value of these options been expensed, net earnings for the period would be $160,268 and earnings per share would be $0.01.

          During the first quarter of 2003, a total of 16,250 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $6,759. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following weighted average information:

          (i)  risk-free interest rate: 2.54%

          (ii) expected volatility: 124%

          (iii) expected life: 4.38 years

          (iv) expected dividends: $Nil


     (e)  Earnings (loss) per Share

          Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended March 31, 2003, amounting to 9,886,594 (2002 - 7,886,844) common shares.

          Fully diluted earnings (loss) per share has not been presented since the exercise of the options and warrants would be anti-dilutive.


                                       12


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================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

March 31, 2003
--------------------------------------------------------------------------------

7.   Related party transactions
--   --------------------------

     Due from related parties

     The amounts primarily represent advances of $305,084 (2002 - $215,725) due from affiliated companies and advances of $108,974 to employees of the Corporation.

     All   these   amounts   due   from   related    parties   are    unsecured,
     non-interest-bearing and repayable upon demand.

     Other transactions

     During the quarter ended March 31, 2003, a corporation wholly-owned by a director of the Company incurred office and general expenses on behalf of the Company and two other affiliated corporations. The Company's share of these expenses amounted to $23,623.

--------------------------------------------------------------------------------

8.   Comparative amounts
--   -------------------

     Certain of prior year's amounts have been reclassified to conform to current period's presentation.\